UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1) *	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
PROGINET CORPORATION

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
742942105
(CUSIP Number)
February 27, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         ☐      Rule 13d-1(b)

         ☒      Rule 13d-1(c)

         ☐      Rule 13d-1(d)

        *   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        This amendment is being filed solely to correct the CUSIP number provided on the original Schedule 13G filed on March 2, 2004.

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CUSIP No. 742942105	13G

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
	JOHN MAZZONE

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐
			(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
	U.S.A.

NUMBER OF		5.	SOLE VOTING POWER
SHARES			361,160
BENEFICIALLY
OWNED BY		6.	SHARED VOTING POWER
EACH			420,500
REPORTING
PERSON		7.	SOLE DISPOSITIVE POWER
WITH			361,160

		8.	SHARED DISPOSITIVE POWER
			420,500

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
			781,660

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
			☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.9%

12.	TYPE OF REPORTING PERSON* (see instructions)
	IN

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Item 1(a).	Name of Issuer:
Proginet Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices:
200 Garden City Plaza Garden City, New York 11530
Item 2(a).	Name of Person Filing:
John Mazzone
Item 2(b).	Address of Principal Business Office, or if None, Residence:
24 Ferris Drive Clifton, New Jersey 07013
Item 2(c).	Citizenship:
U.S.A.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share
Item 2(e).	CUSIP Number:
742942105

Item 3.	If This Statement Is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

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(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

  (a)
  Amount beneficially owned:

  781,660
  (b)
  Percent of class:

  5.9%
  (c)
  Number of shares as to which such person has:
  (i)
  Sole power to vote or to direct the vote:

  361,160
  (ii)
  Shared power to vote or to direct the vote:

  420,500
  (iii)
  Sole power to dispose or to direct the disposition of:

  361,160
  (iv)
  Shared power to dispose or to direct the disposition of:

  420,500
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Of the shares reported with shared voting and dispositive power, 240,500 shares are owned jointly by the reporting person and his spouse and 180,000 shares are held by the reporting person’s adult children. The reporting person disclaims beneficial ownership of the shares held by his adult children.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Dated: March 29, 2004

JOHN MAZZONE John Mazzone

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